UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Arch Coal, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-13105	43-0921172
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One CityPlace Drive, Suite 300, St. Louis Missouri	63141
(Address of Principal Executive Offices)	(Zip Code)

Robert G. Jones

Senior Vice President—Law, General Counsel and Secretary

Arch Coal, Inc.

One CityPlace Drive, Ste. 300

St. Louis, Missouri  63141

(314) 994-2700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of Arch Coal, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2014 to December 31, 2014.

Rule 13p-1 and Form SD require disclosure of certain information when a company that files reports with the Securities and Exchange Commission under Sections 13(a) or 15(d) of the Exchange Act, or any of its consolidated subsidiaries, manufactures or contracts to manufacture products for which the minerals specified in Form SD are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for the purposes of Rule 13p-1 and Form SD are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  During a portion of the reporting period, the Company owned a subsidiary, ICG ADDCAR Systems, LLC, which manufactured and sold high wall mining systems.  On February 7, 2014, the Company sold ICG ADDCAR Systems, LLC.  Neither the Company nor any of its other consolidated subsidiaries manufactured or contracted to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products in calendar year 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.archcoal.com.

Item 1.02 - Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Arch Coal, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARCH COAL, INC.

By:	/s/John T. Drexler	June 1, 2015
Name:	John T. Drexler	(Date)
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Arch Coal, Inc.